Exhibit 99.1

Baozun Announces Second Quarter 2019 Unaudited Financial Results

SHANGHAI, CHINA – August 21, 2019 – Baozun Inc. (Nasdaq: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Financial Highlights

●	Total net revenues were RMB1,704.2 million (US$[1]248.2 million), an increase of 47.0% year-over-year. Services revenue was RMB855.1 million (US$124.5 million), an increase of 46.9% year-over-year.

●	Income from operations was RMB85.8 million (US$12.5 million), an increase of 47.2% year-over-year. Operating margin was 5.0%, unchanged from the same quarter of last year.

●	Non-GAAP income from operations[2] was RMB103.1 million (US$15.0 million), an increase of 30.1% year-over-year. Non-GAAP operating margin was 6.1%, compared with 6.8% in the same quarter of last year.

●	Net income attributable to ordinary shareholders of Baozun Inc. was RMB67.1 million (US$9.8 million), an increase of 82.5% year-over-year.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.[3] was RMB84.2 million (US$12.3 million), an increase of 46.4% year-over-year.

●	Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per American Depository Share (“ADS[4]”) were RMB1.16 (US$0.17) and RMB1.13 (US$0.16), respectively, compared with RMB0.65 and RMB0.62, respectively, for the same period of 2018.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS[5] were RMB1.45 (US$0.21) and RMB1.41 (US$0.21), respectively, compared with RMB1.01 and RMB0.96, respectively, for the same period of 2018.

Second Quarter 2019 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[6] was RMB9,725.7 million, an increase of 59.9% year-over-year.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8650 to US$1.00, the noon buying rate in effect on June 28, 2019 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

4 Each ADS represents three Class A ordinary shares.

5 Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

●	Distribution GMV[7] was RMB951.4 million, an increase of 42.8% year-over-year.

●	Non-distribution GMV[8] was RMB8,774.3 million, an increase of 62.0% year-over-year.

●	Number of brand partners increased to 212 as of June 30, 2019, from 162 as of June 30, 2018.

●	Number of GMV brand partners increased to 202 as of June 30, 2019, from 156 as of June 30, 2018.

“Driven by a robust June 18 sales campaign, our GMV continued to gain growth momentum during the quarter while total revenue grew at its fastest pace over the past three years,” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “Our GMV growth rate during the quarter outpaced many e-commerce marketplaces demonstrating just how effective our stellar tools are and the unique value proposition we offer to both international and domestic brand partners. In addition, we deepened cooperation with China’s largest e-commerce marketplace to enhance the shopping experience and increase user engagement on their dedicated channel for premium and luxury goods. This will allow us to further penetrate into and benefit from the enormous growth potential in this category. Our focus this year remains on leveraging the additional capacity our technology and tools are creating to benefit from an expanding addressable market and generate high-quality growth.”

Mr. Robin Lu, Chief Financial Officer of Baozun commented, “Our top line exceeded guidance during the quarter, with total revenue growing by 47% year-over-year while GMV increased by nearly 60%. In addition, we are glad to see incremental contribution to GMV from more newly-acquired brands. We generated over RMB100 million in non-GAAP income from operations for the first time during a non-Singles Day quarter, a significant milestone for us. During the second quarter of 2019, our investments in technology innovation and productization totaled RMB21.1 million. So far in the third quarter, we are accelerating the ramp up of operations for newly-acquired brands and are reinvesting some of our sustained profits to capture selected emerging opportunities. We are confident in our growth prospects, and expect GMV to grow by 40% to 45% year-over-year for the third quarter of 2019. We also reiterate our outlook where we expect GMV to grow by 40% to 50% year-over-year during fiscal year 2019.”

Second Quarter 2019 Financial Results

Total net revenues were RMB1,704.2 million (US$248.2 million), an increase of 47.0% from RMB1,159.1 million in the same quarter of last year.

Product sales revenue was RMB849.1 million (US$123.7 million), an increase of 47.2% from RMB577.0 million in the same quarter of last year. The increase was primarily attributable to the acquisition of new brand partners, the increased popularity of brand partners’ products, and Baozun’s increasingly effective marketing and promotional campaigns.

7 Distribution GMV refers to the GMV under the distribution business model.

8 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

Services revenue was RMB855.1 million (US$124.5 million), an increase of 46.9% from RMB582.1 million in the same quarter of last year. The increase was primarily attributable to the rapid growth of the Company’s consignment model and service fee model, and in particular, strong growth in digital marketing services.

Total operating expenses were RMB1,618.4 million (US$235.7 million), compared with RMB1,100.8 million in the same quarter of last year.

●	Cost of products was RMB679.2 million (US$98.9 million), compared with RMB464.4 million in the same quarter of last year. The increase was primarily due to higher costs associated with an increase in product sales revenue.

●	Fulfillment expenses were RMB391.9 million (US$57.1 million), compared with RMB277.7 million in the same quarter of last year. The increase was primarily due to an increase in GMV contribution from the Company’s distribution and consignment model and warehouse rental expenses, which were partially offset by efficiency improvements.

●	Sales and marketing expenses were RMB413.2 million (US$60.2 million), compared with RMB273.1 million in the same quarter of last year. The increase was in line with GMV growth and an increase in digital marketing services, which were partially offset by efficiency improvements.

●	Technology and content expenses were RMB102.3 million (US$14.9 million), compared with RMB65.2 million in the same quarter of last year. The increase was primarily due to the Company’s continued investments in innovation and productization.

●	General and administrative expenses were RMB51.7 million (US$7.5 million), compared with RMB38.7 million in the same quarter of last year. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff.

Income from operations was RMB85.8 million (US$12.5 million), compared with RMB58.3 million in the same quarter of last year. Operating margin was 5.0%, unchanged from the same quarter of last year.

Non-GAAP income from operations was RMB103.1 million (US$15.0 million), compared with RMB79.3 million in the same quarter of last year. Non-GAAP operating margin was 6.1%, compared with 6.8% in the same quarter of last year.

Net income attributable to ordinary shareholders of Baozun Inc. was RMB67.1 million (US$9.8 million), an increase of 82.5% from the same quarter of last year. Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB1.16 (US$0.17) and RMB1.13 (US$0.16), respectively, compared with RMB0.65 and RMB0.62, respectively, in the same period of 2018.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB84.2 million (US$12.3 million), an increase of 46.4% from the same quarter of last year. Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB1.45 (US$0.21) and RMB1.41 (US$0.21), respectively, compared with RMB1.01 and RMB0.96, respectively, in the same period of 2018.

As of June 30, 2019, the Company had RMB2,554.8 million (US$372.2 million) in cash, cash equivalents and short-term investment, an increase from RMB513.9 million as of December 31, 2018.

Business Outlook

The Company expects total net revenues to be between RMB1,500 million and RMB1,550 million for the third quarter of 2019, which represents a year-over-year growth rate of 35% to 40%, in which services revenue to increase in line with growth rate of total net revenue on a year-over-year basis.

Conference Call

The Company will host a conference call to discuss the earnings at 8:30 a.m. Eastern Time on Wednesday, August 21, 2019 (8:30 p.m. Beijing time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+65-6713-5090
U.S. Toll Free	+1-845-675-0437
Mainland China Toll Free	400-620-8038 or 800-819-0121
Hong Kong	+852-3018-6771
Passcode:	2376196#

A telephone replay of the call will be available after the conclusion of the conference call through 09:59 p.m. Beijing Time, August 29, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-8199-0299
U.S. Toll Free	+1-855-452-5696
Passcode:	2376196#

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun Inc. and net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. For example, the Company’s statement about its expectations for Company performance in the third quarter of 2019 is a forward-looking statement and is inherently uncertain. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company's integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	457,340	1,468,177	213,864
Restricted cash	56,074	132,890	19,358
Short-term investment	56,535	1,086,669	158,291
Accounts receivable, net	1,547,631	1,241,985	180,915
Inventories	650,348	668,481	97,375
Advances to suppliers	166,076	181,560	26,447
Prepayments and other current assets	286,149	275,305	40,103
Amounts due from related parties	32,270	20,501	2,986
Total current assets	3,252,423	5,075,568	739,339

Non-current assets
Restricted cash	69,441	-	-
Investments in equity investees	33,974	39,972	5,823
Property and equipment, net	402,740	400,728	58,373
Intangible assets, net	132,393	138,417	20,163
Land use right, net	43,593	43,080	6,275
Right-of-use assets[1]	-	448,028	65,263
Goodwill	13,158	13,158	1,917
Other non-current assets	30,021	32,975	4,803
Deferred tax assets	38,081	38,357	5,587
Total non-current assets	763,401	1,154,715	168,204

Total assets	4,015,824	6,230,283	907,543

1In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on their balance sheet for all leases. The Company adopted this ASU on January 1, 2019 using the modified retrospective approach and will not restate comparative periods.

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan	436,200	291,000	42,389
Accounts payable	886,340	563,183	82,037
Notes payable	26,770	230,578	33,587
Income tax payables	62,764	30,726	4,476
Accrued expenses and other current liabilities	322,668	475,773	69,304
Amounts due to related parties	13,994	969	141
Operating lease liabilities[1]	-	134,938	19,656
Total current liabilities	1,748,736	1,727,167	251,590

Long-term loan	68,753	1,818,003	264,822
Deferred tax liability	3,319	3,124	455
Operating lease liabilities[1]	-	317,148	46,198
Total non-current liabilities	72,072	2,138,275	311,475

Total liabilities	1,820,808	3,865,442	563,065

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 159,247,873 and 173,608,726 shares issued and outstanding as of December 31, 2018 and June 30, 2019, respectively)	98	107	16
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2018 and June 30, 2019, respectively)	8	8	1
Additional paid-in capital	1,903,503	1,974,376	287,600
Retained earnings	244,712	345,783	50,369
Accumulated other comprehensive income	29,222	23,041	3,356

Total Baozun Inc. shareholders' equity	2,177,543	2,343,315	341,342

Noncontrolling interests	17,473	21,526	3,136
Total equity	2,195,016	2,364,841	344,478

Total liabilities and shareholders' equity	4,015,824	6,230,283	907,543

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended June 30,
	2018	2019
	RMB	RMB	US$

Net revenues
Product sales	577,003	849,153	123,693
Services	582,127	855,057	124,553
Total net revenues	1,159,130	1,704,210	248,246

Operating expenses (1)
Cost of products	(464,364)	(679,232)	(98,941)
Fulfillment	(277,720)	(391,943)	(57,093)
Sales and marketing (2)	(273,098)	(413,153)	(60,183)
Technology and content	(65,210)	(102,297)	(14,901)
General and administrative	(38,702)	(51,657)	(7,525)
Other operating income, net	18,251	19,868	2,894
Total operating expenses	(1,100,843)	(1,618,414)	(235,749)
Income from operations	58,287	85,796	12,497
Other income (expenses)
Interest income	2,457	13,049	1,901
Interest expense	(2,312)	(16,415)	(2,391)
Impairment loss of investments	(1,524)	-	-
Exchange loss	(3,713)	(3,922)	(571)
Income before income tax and share of income (loss) in equity method investment	53,195	78,508	11,436
Income tax expense (3)	(16,467)	(12,317)	(1,794)
Share of income (loss) in equity method investment, net of tax of nil	(264)	483	70
Net income	36,464	66,674	9,712

Net loss attributable to noncontrolling interests	287	388	57
Net income attributable to ordinary shareholders of Baozun Inc.	36,751	67,062	9,769

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.22	0.39	0.06
Diluted	0.21	0.38	0.06
Net income per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	0.65	1.16	0.17
Diluted	0.62	1.13	0.16
Weighted average shares used in calculating net income per ordinary share
Basic	170,280,708	173,775,288	173,775,288
Diluted	178,871,965	178,830,949	178,830,949

Net income	36,464	66,674	9,712
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	21,757	2,790	406
Comprehensive income	58,221	69,464	10,118

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended June 30,
	2018	2019
	RMB	RMB	US$

Fulfillment	1,186	2,154	314
Sales and marketing	7,910	5,050	736
Technology and content	3,742	2,748	400
General and administrative	7,757	7,008	1,021
	20,595	16,960	2,471

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB0.4 million for both the three months period ended June 30, 2018 and 2019.

(3) Including income tax benefits of RMB0.1 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for both the three months period ended June 30, 2018 and 2019.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended June 30,
	2018	2019
	RMB	RMB	US$

Income from operations	58,287	85,796	12,497
Add: Share-based compensation expenses	20,595	16,960	2,471
Amortization of intangible assets resulting from business acquisition	391	391	57
Non-GAAP income from operations	79,273	103,147	15,025

Net Income	36,464	66,674	9,712
Add: Share-based compensation expenses	20,595	16,960	2,471
Amortization of intangible assets resulting from business acquisition	391	391	57
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(98)	(98)	(14)
Non-GAAP net income	57,352	83,927	12,226

Net income attributable to ordinary shareholders of Baozun Inc.	36,751	67,062	9,769
Add: Share-based compensation expenses	20,595	16,960	2,471
Amortization of intangible assets resulting from business acquisition	199	199	29
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(50)	(50)	(7)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	57,495	84,171	12,262

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	1.01	1.45	0.21
Diluted	0.96	1.41	0.21
Weighted average shares used in calculating net income per ordinary share
Basic	170,280,708	173,775,288	173,775,288
Diluted	178,871,965	178,830,949	178,830,949